Exhibit 99.1

AYR Wellness Appoints George Denardo as President

MIAMI, January 27, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced that George Denardo, AYR’s Chief Operating Officer, has assumed the role of President of the Company.

In his new role, George will oversee all company-wide operations, including with all retail, wholesale, purchasing, marketing, cultivation, and manufacturing.

“This is a well-deserved promotion that highlights George’s strong contributions to AYR, our confidence in his leadership, and the Company’s commitment to operational improvements via cross-functional collaboration and accountability,” said Steven M. Cohen, Interim CEO of AYR. “In his time at AYR, George has been instrumental in improving key cultivation and production metrics, streamlining and re-launching our brand portfolio, and building an updated platform to launch new and innovative products. We look forward to George applying his expertise to retail and cultivation, providing greater connectivity between various functions of our business and creating a single source of accountability.”

“I look forward to taking this next step as President of AYR, doing so at a pivotal time in the cannabis industry,” said Denardo. “Now, more than ever, cannabis operators must operate efficiently and generate value from their existing footprints. In my role as President, I aim to do just that by creating greater connectivity and synergy between AYR’s revenue and supply chain functions.”

AYR’s Board of Directors continues to lead the search for a permanent CEO and has retained True Search, a global recruiting firm, to lead the search.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain statements contained in this news release may include “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, AYR’s future leadership, increased connectivity between the various functions of the Company’s business and the ability to achieve certain synergies and operational improvements. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital Forward-looking statements are based upon known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397